NEWS RELEASE

Crosshair Announces Closing of $10 Million Financing

Dated: November 24, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has closed its previously announced financing for aggregate gross proceeds of $10 million (the “Offering”).
The following discussion with respect to the Offering is presented on a post-consolidation basis.

Crosshair has closed a brokered private placement with BayFront Capital Partners Ltd. (the “Agent”) to accredited investors of subscription receipts of Crosshair (“Subscription Receipts”) for gross proceeds of $7 million. Upon satisfaction of the escrow release conditions set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into units of Crosshair (the “Units”) at an effective price of $0.70 per Unit, with each whole Unit being comprised of one post-consolidation common share of Crosshair (“Common Share”) and one Common Share purchase warrant of Crosshair (a “Warrant”).  Each Warrant will be exercisable for one Common Share at an exercise price of $1.00 per Common Share until November 23, 2012. The gross proceeds from the offering of Subscription Receipts will be released following: (i) shareholder approval of the offering of Subscription Receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding.

Crosshair has concurrently closed a brokered private placement with the Agent on a “best efforts” basis to accredited investors of flow-through units of Crosshair (the “Flow Through Units”) for gross proceeds of $3 million.  Each Flow Through Unit was issued at an effective price of $0.80 per Flow Through Unit, with each Flow Through Unit being comprised of one flow-through Common Share (a “Flow Through Share”) and one half of one Warrant.  Each whole Warrant is exercisable for one non flow-through Common Share at an exercise price of $1.25 per Common Share until November 23, 2012. Each Flow Through Share consists of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Offering will be subject to a four month hold period that expires on March 24, 2011.

In connection with the Offering, Crosshair will pay a cash commission and will issue broker warrants (the “Broker Warrants”) to the Agent. Subject to shareholder approval, each Broker Warrant is exercisable for one Unit at an exercise price of $0.70 per Unit until November 23, 2012.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)).
The Offering is subject to the final approval of the Toronto Stock Exchange. In addition, the offering of Subscription Receipts is subject to approval by an ordinary resolution of the Company’s shareholders at its upcoming shareholder meeting.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion of the Consolidation, the receipt of necessary regulatory and shareholder approval and the use of proceeds from the Offering. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.